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LMS Medical Systems Inc.

For Immediate Release

   LMS RECEIVES HEALTH CANADA CLEARANCE FOR STANDALONE OFFERING OF CALM CURVE

MONTREAL, QUEBEC, SEPT 28, 2006 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) clinical information system and risk prevention and reduction software tools for obstetrics announced today that it has received clearance by Health Canada to market its CALM
Curve(TM) software in a standalone fashion, independent from previously prerequisite supporting platforms and infrastructure.

With this Health Canada clearance, CALM Curve will be available through a seamless web offering similar to the CALM Shoulder Screen(TM) application.
Originally, Curve was available only as an integrated component of the CALM clinical information system. Clinical teams will now be able to use the tools independently from, and irrespective of, any obstetrical or central hospital information system that may be in use.

CALM Curve is a computerized method of providing consistent and objective evaluation of labor progress. In some cases, it can therefore be used to confirm the need for a cesarean for women demonstrating symptoms of dystocia (slow labor). In other cases, as concluded in cross border clinical studies involving some 11,000 first time mothers, the use of CALM Curve, when introduced, contributed to a safe fall in cesarean rates from 19.54% to 16.62% at 12 months
(P=0.00006). CALM Curve can provide meaningful assistance to Canadian and U.S.
clinical teams, where cesarean section rates respectively exceeded 25% and 29%
in 2005.

Another clinical situation, prevalent in litigation, involves the management of labor in women who have had a previous cesarean. Uterine rupture is a catastrophic complication with a reported incidence ranging from 0.2 to 1.5% in these women. Complications associated with uterine rupture include hysterectomy, fetal death and permanent fetal injury. In a retrospective analysis using the
CALM Curve, abnormal labor progress was identified in 42% of cases of uterine rupture. This diagnosis was apparent, on average, five hours before the rupture, providing ample time for health care professionals to intervene and avoid this complication.

"Being able to offer the CALM Curve through the web along with the CALM Shoulder
Screen is another avenue to reach out to clinicians and healthcare institutions in search of excellence," stated Diane Cote, CEO of LMS. "We continue to pursue innovative ways and means to improve outcomes and patient safety without the need for infrastructural investment on the part of the user."

ABOUT LMS: LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk prevention and reduction tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        FOR FURTHER INFORMATION ABOUT LMS MEDICAL SYSTEMS PLEASE CONTACT:

ANDREA MILLER, COMMUNICATIONS                        DAVID GORDON / GRANT HOWARD
LMS MEDICAL SYSTEMS INC.                             THE HOWARD GROUP INC.
Tel: (514) 488-3461 Ext. 222                         Toll Free: 1-888-221-0915
Fax: (514) 488-1880                                  Info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com         www.howardgroupinc.com